December 21, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles, Staff Accountant

Jean Yu, Assistant Chief Accountant

Sergio Chinos, Staff Attorney

Sherry Haywood, Staff Attorney

Re:	CITIC Capital Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed December 13, 2021

File No. 333- 257962

Dear Ms. Pyles, Ms. Yu, Mr. Chinos and Ms. Haywood:

On behalf of our client, CITIC Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-4 filed on December 13, 2021, contained in the Staff’s letter dated December 20, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 5 to the Registration Statement on Form S-4 (the “Amendment No.5”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed December 13, 2021

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Information 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 242

1.

We note adjustment BB of $(1,171) to other income (expense) on the face of the unaudited pro forma condensed combined statements of operations for the year ended December 31,2020. Please explain to us how the adjustment to other income (expense) corresponds to footnote BB on page 244 which appears to relate to the reversal of historical interest expense to Quanergy’s 2022 Secured Notes and Unsecured Notes, which have been settled and converted, respectively, upon consummation of the Business Combination, and revise your footnote to explain the nature of this adjustment.

United States Securities and Exchange Commission

December 21, 2021

Response: The Company acknowledges the Staff’s comment and respectfully submits that footnote BB has been revised to further explain the elimination of the impact of the historical remeasurement of the embedded derivatives related to the 2022 Notes, represented by the $(1,171) figure.

2.

We refer you to pro forma adjustment (II) on page 244. We were unable to find the corresponding pro forma adjustment on the face of unaudited pro forma condensed combined statements of operations for either the year ended December 31, 2020 or nine months ended September 30, 2021 on pages 236-238. Please advise and revise your pro forma financial statements accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the amount of $11,367 relates to the Other income (expense) item on page 236, and the related footnote reference has been corrected from (HH) to (II).

Citic Capital Acquisition Corp.

Financial Statements (Audited)

Statements of Changes in Shareholders’ Deficit , page F-27

3.	Please revise to present the balance as of December 31, 2020. In this regard, please label the balance as “restated.”

Response: The Company has revised the disclosure on page F-27 of Amendment No.5 and has filed via EDGAR its Amendment No.3 to the Annual Report on Form 10-K to address the Staff’s comment.

Note 2 - Restatement of Previously Issued Financial Statements, page F-32

4.

Please revise disclose the effects of restatement on your fiscal 2020 annual financial statements and similarly revise your restatement footnote in your Form 10-K/A for the year ended December 31, 2020 accordingly.

Response: The Company has revised the disclosure on page F-32 of Amendment No.5 to address the Staff’s comment.

Note 3 - Summary of Significant Accounting Policies

Net Income (loss) per Ordinary Share, page F-39

5.

We note that you chose to recognize the changes in redemption value immediately as they occur and recognized the accretion from initial book value to redemption amount value upon the IPO. However, you do not appear to reflect the change in redemption value in your earnings per share calculation. Please revise accordingly or explain. Refer to paragraph 21 and footnote 17 of ASC 480-10-S99-3A.

Response: The Company has elected not to include the change in redemption value from the earnings per share calculation as redemption value approximates fair value. ASC 480-10-S99-3A(21) indicates that the adjustments to the carrying amount under the two acceptable methods are treated in the same manner as dividends. If such adjustments pertain to a remeasurement of the carrying amount of common stock that is redeemable at fair value, changes to the carrying amount of the common stock do not affect basic EPS. As the remeasurement of the temporary equity amounts to redemption value, and such redemption value approximates fair value, the change did not affect EPS.

The Company has two classes of shares, but does not employ the two-class method, and earnings and losses are presented pro rata amongst the two classes, ASC 480-10-S99-3A(21) indicates that for common stock redeemable at fair value, the SEC staff would not expect the use of the two-class method, as a redemption at fair value does not amount to a distribution different from other common shareholders.

Based upon this guidance in ASC 480-10-S99-3A(21) we believe the current presentation appropriate.

The Company has also revised the disclosure on page F-39 of Amendment No.5 to address the Staff’s comment.

Exhibits and Financial Statements Schedules

United States Securities and Exchange Commission

December 21, 2021

Exhibit 23.1, page II-3

6.

We note that the consent of WithumSmith+Brown, PC makes reference to their audit report dated December 13, 2021. Please revise to include a consent which refers to the report date that is consistent with those in the filing (e.g., May 24, 2021, except for the effects of the restatement disclosed in Note 2, as to which the date is December 13, 2021).

Response: The Company has revised to include an updated consent to address the Staff’s comment.

* * * * * *

United States Securities and Exchange Commission

December 21, 2021

Please do not hesitate to contact Joel L. Rubinstein at (212) 294-6700 and Guiying Ji at (212) 819-7873 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Fanglu Wang, CITIC Capital Acquisition Corp.

Kevin K. Rooney, Cooley LLP

Karen Elizabeth Deschaine, Cooley LLP

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